EXHIBIT 99
DEAN HOLDING COMPANY
CONSOLIDATED BALANCE SHEET INFORMATION
(Unaudited)
(In thousands)

September 30, 2014
Assets
Current assets:
Cash and cash equivalents	$13,363
Receivables, net	345,393
Income taxes receivable	8,095
Inventories	132,879
Deferred income taxes	14,973
Prepaid expenses and other current assets	16,321
Total current assets	531,024
Property, plant and equipment, net	491,882
Goodwill	44,057
Identifiable intangible and other assets, net	176,906
Total	$1,243,869
Liabilities and Parent’s Net Investment
Current liabilities:
Accounts payable and accrued expenses	$276,529
Total current liabilities	276,529
Long-term debt	270,533
Deferred income taxes	103,209
Other long-term liabilities	46,843
Parent’s net investment:
Parent’s net investment	549,738
Accumulated other comprehensive loss	(2,983)
Total parent’s net investment	546,755
Total	$1,243,869

DEAN HOLDING COMPANY
CONSOLIDATED OPERATING INFORMATION
(Unaudited)
(In thousands)

Six Months Ended September 30, 2014
Net sales	$3,347,005
Cost of sales	2,771,962
Gross profit	575,043
Operating costs and expenses:
Selling and distribution	458,307
General and administrative	43,985
Amortization of intangibles	1,225
Restructuring and non-recurring costs	2,560
Total operating costs and expenses	506,077
Operating income	68,966
Other expense:
Interest expense	8,886
Other expense, net	63,639
Total other expense	72,525
Loss from continuing operations before income taxes	(3,559)
Income tax benefit	(12,458)
Net income	8,899
Loss from discontinued operations, net of tax	(45)
Net income	8,854
Other comprehensive income, net of tax	372
Comprehensive income	$9,226

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